Morgan Stanley Dean Witter North American Government Income Trust
 (formerly named TCW/DW North American Government Income Trust)

Item 77.C.     Matters Submitted to a Vote of Security Holders  -
June 8, 1999

      Approval of a new investment management agreement between TCW/DW North American Government Income Trust and Morgan Stanley
Dean Witter Advisors Inc.

For: 7,987,552      Against:  682,211   Abstain:        773,020

      Approval  of  a  new sub-advisory agreement between  Morgan
Stanley Dean Witter Advisors Inc. and TCW Funds Management, Inc.

For:7,908,941       Against:         700,100             Abstain:
     833,742

Upon  effectiveness  of  the  Proposals,  TCW/DW  North  American
Government  Income Trust changed its name to Morgan Stanley  Dean
Witter North American Government Income Trust.